Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2019

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three months ended 30 September 2019 and 2018	10
Interim consolidated statement of comprehensive income for the three months ended 30 September 2019 and 2018	11
Interim consolidated balance sheet as of 30 September 2019, 30 June 2019 and 30 September 2018	12
Interim consolidated statement of changes in equity for the three months ended 30 September 2019, the nine month period ended 30 June 2019 and the three month period ended 30 September 2018	14
Interim consolidated statement of cash flows for the three months ended 30 September 2019 and 2018	15
Notes to the interim consolidated financial statements	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Manchester United adopted IFRS 16 ‘Leases’ with effect from 1 July 2019. The Company elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated.

Three months ended 30 September 2019 as compared to the three months ended 30 September 2018

	Three months ended 30 September (in £ millions)		% Change 2019 over
	2019	2018	2018
Revenue	135.4	135.0	0.3%
Commercial revenue	80.4	75.9	5.9%
Broadcasting revenue	32.9	42.8	(23.1)%
Matchday revenue	22.1	16.3	35.6%
Total operating expenses	(136.4)	(143.5)	(4.9)%
Employee benefit expenses	(70.2)	(77.0)	(8.8)%
Other operating expenses	(30.4)	(28.6)	6.3%
Depreciation	(3.6)	(2.8)	28.6%
Amortization	(32.2)	(35.1)	(8.3)%
Profit on disposal of intangible assets	12.0	22.4	(46.4)%
Net finance costs	(8.5)	(5.2)	63.5%
Income tax expense	(1.4)	(2.1)	(33.3)%

Revenue

Total revenue for the three months ended 30 September 2019 was £135.4 million, an increase of £0.4 million, or 0.3%, over the three months ended 30 September 2018, as a result of an increase in revenue in our commercial and matchday sectors, largely offset by a decrease in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2019 was £80.4 million, an increase of £4.5 million, or 5.9%, over the three months ended 30 September 2018.

•                  Sponsorship revenue for the three months ended 30 September 2019 was £53.6 million, an increase of £4.0 million, or 8.1%, over the three months ended 30 September 2018, primarily due to new sponsorship deals and additional tour revenue; and

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2019 was £26.8 million, an increase of £0.5 million, or 1.9%, over the three months ended 30 September 2018.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2019 was £32.9 million, a decrease of £9.9 million, or 23.1%, over the three months ended 30 September 2018, primarily due to non-participation in the UEFA Champions League.

Matchday revenue

Matchday revenue for the three months ended 30 September 2019 was £22.1 million, an increase of £5.8 million, or 35.6%, over the three months ended 30 September 2018, primarily due to playing two additional home games across all competitions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 30 September 2019 were £136.4 million, a decrease of £7.1 million, or 4.9%, over the three months ended 30 September 2018.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2019 were £70.2 million, a decrease of £6.8 million, or 8.8%, over the three months ended 30 September 2018, primarily due to reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 30 September 2019 were £30.4 million, an increase of £1.8 million, or 6.3%, over the three months ended 30 September 2018.

Depreciation

Depreciation for the three months ended 30 September 2019 was £3.6 million, an increase of £0.8 million, or 28.6%, over the three months ended 30 September 2018.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2019 was £32.2 million, a decrease of £2.9 million, or 8.3%, over the three months ended 30 September 2018. The unamortized balance of registrations at 30 September 2019 was £356.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2019 was £12.0 million compared to a profit of £22.4 million for the three months ended 30 September 2018. The profit on disposal of intangible assets for the three months ended 30 September 2019 primarily related to the disposal of Lukaku (Inter Milan) and sell on fees relating to former players.

Net finance costs

Net finance costs for the three months ended 30 September 2019 were £8.5 million, compared to £5.2 million for the three months ended 30 September 2018. The increase was primarily due to unrealised foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax expense for the three months ended 30 September 2019 was £1.4 million, compared to £2.1 million for the three months ended 30 September 2018.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements prior to the start of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance, with a large portion being received in June prior to the start of a new fiscal year. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 September 2019, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2019 and 2018:

	Three months ended 30 September (in £ millions)
	2019	2018
Cash flow from operating activities
Cash (used in)/generated from operations	(4.6)	123.3
Net interest paid	(7.7)	(7.1)
Debt finance costs related to borrowings	(0.6)	—
Tax paid	(1.5)	(1.4)
Net cash (outflow)/inflow from operating activities	(14.4)	114.8
Cash flow from investing activities
Payments for property, plant and equipment	(3.1)	(4.9)
Payments for intangible assets	(175.7)	(128.6)
Proceeds from sale of intangible assets	17.5	24.9
Net cash outflow from investing activities	(161.3)	(108.6)
Cash flow from financing activities
Repayment of borrowings	—	(3.8)
Principal elements of lease payments	(0.4)	—
Net cash outflow from financing activities	(0.4)	(3.8)
Net (decrease)/increase in cash and cash equivalents(1)	(176.1)	2.4

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash (outflow)/inflow from operating activities

Cash (used in)/generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash used in operations for the three months ended 30 September 2019 was £4.6 million, a decrease of £127.9 million from cash generated from operations of £123.3 million for the three months ended 30 September 2018.

Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Net cash outflow from operating activities for the three months ended 30 September 2019 was £14.4 million, a decrease of £129.2 million from net cash inflow of £114.8 million for the three months ended 30 September 2018.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash outflow from investing activities for the three months ended 30 September 2019 was £161.3 million, an increase of £52.7 million from £108.6 million for the three months ended 30 September 2018.

For the three months ended 30 September 2019, net capital expenditure on property, plant and equipment was £3.1 million, a decrease of £1.8 million from net expenditure of £4.9 million for the three months ended 30 September 2018.

For the three months ended 30 September 2019, net capital expenditure on intangible assets was £158.2 million, an increase of £54.5 million from net expenditure of £103.7 million for the three months ended 30 September 2018.

Net cash outflow from financing activities

Net cash outflow from financing activities for the three months ended 30 September 2019 was £0.4 million, a decrease of £3.4 million compared to net cash outflow of £3.8 million for the three months ended 30 September 2018. The remaining balance of the secured bank loan amounting to £3.8 million was repaid on 9 July 2018.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 30 September 2019 the sterling equivalent of £342.0 million (net of unamortized issue costs of £3.3 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 30 September 2019.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 September 2019 the sterling equivalent of £180.4 million (net of unamortized issue costs of £2.4 million) was outstanding. The outstanding principal amount was $225.0 million. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 30 September 2019.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facility

Our revolving facilities agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to draw-down a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Designated Activity Company as agent and security trustee. As of 30 September 2019, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facilities agreement.

Our revolving facility is scheduled to expire on 4 April 2025 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2019 is £57.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 September 2019, we believe receipt of £0.7 million to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2019, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 30 September 2019:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt obligations(2)	19,466	38,932	38,932	594,975	692,305	524,800
Lease obligations(3)	1,911	1,336	613	3,721	7,581	5,613
Purchase obligations(4)	153,710	26,341	7,263	—	187,314	179,916
Total	175,087	66,609	46,808	598,696	887,200	710,329

(1)             Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term leases, purchase order commitments and capital commitments and therefore differ from the carrying amounts in our consolidated financial statements.

(2)             As of 30 September 2019, we had $425.0 million of our senior secured notes outstanding and $225.0 million of our secured term loan facility outstanding.

(3)             We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £57.8 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 28.1 to the unaudited interim consolidated financial statements as of and for the three months ended 30 September 2019 included elsewhere in this interim report, as of 30 September 2019, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 30 September
	Note	2019 £’000	2018 £’000
Revenue from contracts with customers	6	135,371	135,026
Operating expenses	7	(136,421)	(143,580)
Profit on disposal of intangible assets	8	12,017	22,428
Operating profit		10,967	13,874
Finance costs		(9,172)	(5,815)
Finance income		734	689
Net finance costs	9	(8,438)	(5,126)
Profit before income tax		2,529	8,748
Income tax expense	10	(1,401)	(2,102)
Profit for the period		1,128	6,646

Earnings per share during the period:
Basic earnings per share (pence)	11	0.69	4.04
Diluted earnings per share (pence)	11	0.68	4.04

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit for the period	1,128	6,646
Other comprehensive loss:
Items that may be reclassified to profit or loss
Movement on hedges	(4,258)	(857)
Income tax expense relating to movements on hedges	(1,554)	(650)
Other comprehensive loss for the period, net of tax	(5,812)	(1,507)
Total comprehensive (loss)/income for the period	(4,684)	5,139

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	251,112	246,032	247,542
Right-of-use assets	14	5,572	—	—
Investment properties	15	24,881	24,979	13,804
Intangible assets	16	785,653	768,857	767,435
Deferred tax asset	17	55,514	58,415	61,386
Trade receivables	19	41,905	9,889	10,146
Income tax receivable		—	—	547
Derivative financial instruments	20	44	30	5,576
		1,164,681	1,108,202	1,106,436
Current assets
Inventories	18	2,664	2,130	2,666
Prepayments		15,382	13,030	12,656
Contract assets — accrued revenue	6.2	39,933	39,532	45,853
Trade receivables	19	36,060	23,851	33,193
Other receivables		15,269	1,188	159
Income tax receivable		643	643	800
Derivative financial instruments	20	297	312	518
Cash and cash equivalents	21	140,307	307,637	247,505
		250,555	388,323	343,350
Total assets		1,415,236	1,496,525	1,449,786

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet — unaudited (continued)

		As of
	Note	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53	53
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(41,356)	(35,544)	(29,065)
Retained earnings		134,107	132,841	143,613
Total equity		410,656	415,202	432,453
Non-current liabilities
Deferred tax liabilities	17	30,466	31,865	29,673
Contract liabilities — deferred revenue	6.2	26,988	33,354	35,248
Trade and other payables	23	32,046	79,183	45,460
Borrowings	24	522,437	505,779	492,438
Lease liabilities	14	3,992	—	—
Derivative financial instruments	20	3,760	2,298	—
		619,689	652,479	602,819
Current liabilities
Contract liabilities - deferred revenue	6.2	206,643	190,146	224,547
Trade and other payables	23	171,441	230,386	185,028
Income tax liabilities		2,823	2,859	2,675
Borrowings	24	2,363	5,453	2,264
Lease liabilities	14	1,621	—	—
		384,891	428,844	414,514
Total equity and liabilities		1,415,236	1,496,525	1,449,786

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2018	53	68,822	249,030	(27,558)	136,757	427,104
Profit for the period	—	—	—	—	6,646	6,646
Cash flow hedges	—	—	—	(857)	—	(857)
Tax charge relating to movement on hedges	—	—	—	(650)	—	(650)
Total comprehensive income for the period	—	—	—	(1,507)	6,646	5,139
Equity-settled share-based payments	—	—	—	—	210	210
Balance at 30 September 2018	53	68,822	249,030	(29,065)	143,613	432,453
Profit for the period	—	—	—	—	12,235	12,235
Cash flow hedges	—	—	—	(5,863)	—	(5,863)
Tax charge relating to movement on hedges	—	—	—	(616)	—	(616)
Total comprehensive income for the period	—	—	—	(6,479)	12,235	5,756
Equity-settled share-based payments	—	—	—	—	489	489
Dividends paid	—	—	—	—	(23,326)	(23,326)
Deferred tax expense relating to share-based payments	—	—	—	—	(170)	(170)
Balance at 30 June 2019	53	68,822	249,030	(35,544)	132,841	415,202
Profit for the period	—	—	—	—	1,128	1,128
Cash flow hedges	—	—	—	(4,258)	—	(4,258)
Tax charge relating to movement on hedges	—	—	—	(1,554)	—	(1,554)
Total comprehensive loss for the period	—	—	—	(5,812)	1,128	(4,684)
Equity-settled share-based payments	—	—	—	—	138	138
Balance at 30 September 2019	53	68,822	249,030	(41,356)	134,107	410,656

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2019 £’000	2018 £’000
Cash flow from operating activities
Cash (used in)/generated from operations	25	(4,606)	123,356
Interest paid		(8,366)	(7,773)
Debt finance costs relating to borrowings		(555)	—
Interest received		644	633
Tax paid		(1,489)	(1,434)
Net cash (outflow)/inflow from operating activities		(14,372)	114,782
Cash flow from investing activities
Payments for property, plant and equipment		(3,151)	(4,904)
Payments for intangible assets(1)		(175,713)	(128,638)
Proceeds from sale of intangible assets(1)		17,479	24,928
Net cash outflow from investing activities		(161,385)	(108,614)
Cash flow from financing activities
Repayment of borrowings		—	(3,750)
Principal elements of lease payments		(379)	—
Net cash outflow from financing activities		(379)	(3,750)
Net (decrease)/increase in cash and cash equivalents		(176,136)	2,418
Cash and cash equivalents at beginning of period		307,637	242,022
Effect of exchange rate changes on cash and cash equivalents		8,806	3,065
Cash and cash equivalents at end of period	21	140,307	247,505

(1) Payments for intangible assets primarily relate to player and key football management staff registrations. When acquiring players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 23. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited

1           General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 18 November 2019.

2           Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

3           Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2019, with the exception of the implementation of IFRS 16 ‘Leases’ and except as described below.

Foreign exchange gains and losses that relate to transfer fees receivable from other football clubs are presented in the statement of profit or loss on a net basis within profit on disposal of intangible assets. Such amounts were previously immaterial.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

The Group adopted IFRS 16 ‘Leases’ with effect from 1 July 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:

•                      lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate determined as 2.22% as at 1 July 2019;

•                      right-of-use assets are measured at an amount equal to the lease liability; and

•                      operating leases with a remaining lease term of less than 12 months as at 1 July 2019 are accounted for as short-term leases.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as these leases are capitalised and included on the Group balance sheet. The reduction in operating lease expenses is offset by an increase in depreciation and an increase in finance charges. This has resulted in a higher operating profit. This depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract. This is in contrast to the previous typical straight-line treatment of operating lease expenses under IAS 17.

The Group recognized right-of-use assets of £6.0 million on 1 July 2019 and lease liabilities of the same amount, measured as follows:

£’000
Operating lease commitments disclosed as at 30 June 2019	8,087
Discounted using the Group’s incremental borrowing rate as at 1 July 2019	6,246
Less short term leases not recognized as a liability	(270)
Lease liability recognized as at 1 July 2019	5,976

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

3           Accounting policies (continued)

New and amended standards and interpretations adopted by the Group (continued)

The Group expects that operating profit for the year ending 30 June 2020 will increase by approximately £0.1 million as a result of adopting the new standard. Profit before tax is expected to decrease by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

The Group’s activities as a lessor are not materially impacted by the new standard.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4           Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be minimum guarantee revenue recognition, fair value and impairment of intangible assets — registrations, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2019, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

5           Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). In respect of contracts with multiple performance obligations, the Group allocates the total consideration receivable to each separately identifiable performance obligation based on their relative fair values, and then recognizes the allocated revenue as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Revenue is currently being recognized based on management’s estimate that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

5           Seasonality of revenue (continued)

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

6                                 Revenue from contracts with customers

6.1                     Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 30 September
	2019 £’000	2018 £’000
Sponsorship	53,630	49,616
Retail, merchandising, apparel & product licensing	26,765	26,284
Commercial	80,395	75,900
Domestic competitions	27,887	28,877
European competitions	3,014	11,293
Other	1,975	2,672
Broadcasting	32,876	42,842
Matchday	22,100	16,284
	135,371	135,026

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2                     Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets — accrued revenue £’000
At 1 July 2018	38,018
Recognized in revenue during the period	37,202
Cash received/amounts invoiced during the period	(29,367)
At 30 September 2018	45,853
Recognized in revenue during the period	35,601
Cash received/amounts invoiced during the period	(41,922)
At 30 June 2019	39,532
Recognized in revenue during the period	34,848
Cash received/amounts invoiced during the period	(34,447)
At 30 September 2019	39,933

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

6                                 Segment information (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities — deferred revenue £’000	Non-current contract liabilities — deferred revenue £’000	Total contract liabilities — deferred revenue £’000
At 1 July 2018	(180,512)	(37,085)	(217,597)
Recognized in revenue during the period	92,222	—	92,222
Cash received/amounts invoiced during the period	(133,759)	(661)	(134,420)
Reclassified to current during the period	(2,498)	2,498	—
At 30 September 2018	(224,547)	(35,248)	(259,795)
Recognized in revenue during the period	214,685	—	214,685
Cash received/amounts invoiced during the period	(156,521)	(21,869)	(178,390)
Reclassified to current during the period	(23,763)	23,763	—
At 30 June 2019	(190,146)	(33,354)	(223,500)
Recognized in revenue during the period	84,375	—	84,375
Cash received/amounts invoiced during the period	(94,506)	—	(94,506)
Reclassified to current during the period	(6,366)	6,366	—
At 30 September 2019	(206,643)	(26,988)	(233,631)

Commercial, broadcasting and matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

7                                        Operating expenses

	Three months ended 30 September
	2019 £’000	2018 £’000
Employee benefit expenses	(70,210)	(77,043)
Depreciation - property, plant and equipment (note 13)	(3,140)	(2,777)
Depreciation — right-of-use assets (note 14)	(404)	—
Depreciation - investment property (note 15)	(98)	(32)
Amortization — intangible assets (note 16)	(32,187)	(35,131)
Other operating expenses	(30,382)	(28,597)
	(136,421)	(143,580)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

8                               Profit on disposal of intangible assets

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit on disposal of registrations	11,745	22,349
Player loan income	272	79
	12,017	22,428

9                                 Net finance costs

	Three months ended 30 September
	2019 £’000	2018 £’000
Interest payable on bank loans and overdrafts	(338)	(264)
Interest payable on secured term loan facility and senior secured notes	(5,110)	(4,531)
Interest payable on lease liabilities (note 14)	(35)	—
Amortization of issue costs on secured term loan facility and senior secured notes	(145)	(156)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(2,448)	(219)
Unwinding of discount relating to registrations	(977)	(726)
Hedge ineffectiveness on cash flow hedges	(119)	—
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	—	81
Total finance costs	(9,172)	(5,815)
Interest receivable on short-term bank deposits	655	689
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	79	—
Total finance income	734	689
Net finance costs	(8,438)	(5,126)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

10         Income tax expense

	Three months ended 30 September
	2019 £’000	2018 £’000
Current tax
Current tax on profit for the period	(600)	(650)
Foreign tax	(450)	(111)
Total current tax expense	(1,050)	(761)
Deferred tax
Origination and reversal of temporary differences	(351)	(1,341)
Total deferred tax expense	(351)	(1,341)
Total income tax expense	(1,401)	(2,102)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2020 is 40.99% (30 June 2019: 28.01%).

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Three months ended 30 September
	2019 £’000	2018 £’000
Current tax	(403)	494
Deferred tax (note 17)	(1,151)	(1,144)
Total income tax expense recognized in other comprehensive income	(1,554)	(650)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

11                          Earnings per share

	Three months ended 30 September
	2019	2018
Profit for the period (£’000)	1,128	6,646
Basic earnings per share (pence)	0.69	4.04
Diluted earnings per share (pence)	0.68	4.04

(i)                         Basic

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)                        Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year or, if later, the date of the issue of the potential ordinary shares.

(iii)                    Weighted average number of shares used as the denominator

	Three months ended 30 September
	2019 Number ‘000	2018 Number ‘000
Class A ordinary shares (thousands)	40,573	40,526
Class B ordinary shares (thousands)	124,000	124,000
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	164,573	164,526
Adjustment for calculation of diluted earnings/(loss) per share assumed conversion into Class A ordinary shares	162	172
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share	164,735	164,698

12                          Dividends

No dividend has been paid by the Company during the three month period ended 30 September 2019 (three months ended 30 September 2018: £nil). A regular semi-annual cash dividend on the Company’s outstanding Class A and Class B ordinary shares of $0.09 per share is expected to be paid in January and June 2020.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

13                          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)
Net book amount	215,826	5,157	25,049	246,032
Three months ended 30 September 2019
Opening net book amount	215,826	5,157	25,049	246,032
Additions	—	693	7,527	8,220
Depreciation charge	(816)	(627)	(1,697)	(3,140)
Closing net book amount	215,010	5,223	30,879	251,112
At 30 September 2019
Cost	268,981	35,538	72,333	376,852
Accumulated depreciation	(53,971)	(30,315)	(41,454)	(125,740)
Net book amount	215,010	5,223	30,879	251,112

At 1 July 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)
Net book amount	219,335	4,169	21,897	245,401
Three months ended 30 September 2018
Opening net book amount	219,335	4,169	21,897	245,401
Additions	23	1,240	3,655	4,918
Depreciation charge	(819)	(490)	(1,468)	(2,777)
Closing net book amount	218,539	4,919	24,084	247,542
At 30 September 2018
Cost	269,390	36,030	61,455	366,875
Accumulated depreciation	(50,851)	(31,111)	(37,371)	(119,333)
Net book amount	218,539	4,919	24,084	247,542

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

14                          Leases

As explained in note 3 above, the Group has adopted IFRS 16 for leases where the Group is the lessee with effect from 1 July 2019.

(i)                            Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Property	5,438	—	—
Plant and machinery	134	—	—
Total	5,572	—	—

Additions to right-of-use assets for the three months ended 30 September 2019 amounted £nil.

Lease liabilities:

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Current	1,621	—	—
Non-current	3,992	—	—
Total lease liabilities	5,613	—	—

(ii)                        Amounts recognized in the consolidated statement of profit or loss:

	30 September 2019 £’000	30 September 2018 £’000
Depreciation charge of right-of-use assets
Property	(382)	—
Plant and machinery	(22)	—
	(404)	—
Interest expense (included in finance cost)	(35)	—
Expense relating to short-term leases (included in operating expenses)	(149)	—

The total cash outflow for leases for the three months ended 30 September 2019 amounted £398,000.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

14                          Leases (continued)

(iii)                    The group’s leasing activities and how these are accounted for

The Group leases various offices and equipment. Until 30 June 2019, these leases of property, plant and equipment were classified and accounted for as operating leases and lease payments were charged to profit or loss on a straight-line basis over the period of the lease. From 1 July 2019, all leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.

The lease agreements do not impose any covenants other than the security interests in the right-of-use assets that are held by the lessor. Right-of-use assets may not be used as security for borrowing purposes.

Lease liabilities are initially measured on a present value basis. Lease liabilities include the net present value of lease payments, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, which is generally the case for leases of the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are initially measured at cost comprising the following:

•                  the amount of the initial measurement of the lease liability;

•                  any lease payments made at or before the commencement date less any lease incentives received;

•                  any initial direct costs; and

•                  restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of property, plant and equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

15                          Investment property

Total £’000
At 1 July 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)
Net book amount	24,979
Three months ended 30 September 2019
Opening net book amount	24,979
Depreciation charge	(98)
Closing net book amount	24,881
At 30 September 2019
Cost	32,193
Accumulated depreciation and impairment	(7,312)
Net book amount	24,881

At 1 July 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)
Net book amount	13,836
Three months ended 30 September 2018
Opening net book amount	13,836
Depreciation charge	(32)
Closing net book amount	13,804
At 30 September 2018
Cost	19,769
Accumulated depreciation and impairment	(5,965)
Net book amount	13,804

Management has considered the carrying amount of investment property as of 30 September 2019 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2019. The fair value of investment properties as of 30 June 2019 was £27,633,000. Management has considered the carrying amount of investment property as of 30 September 2019 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

16                          Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	—	(433,566)	(5,322)	(438,888)
Net book amount	421,453	338,762	8,642	768,857
Three months ended 30 September 2019
Opening net book amount	421,453	338,762	8,642	768,857
Additions	—	100,544	340	100,884
Disposals	—	(51,901)	—	(51,901)
Amortization charge	—	(30,986)	(1,201)	(32,187)
Closing book amount	421,453	356,419	7,781	785,653
At 30 September 2019
Cost	421,453	769,150	12,940	1,203,543
Accumulated amortization	—	(412,731)	(5,159)	(417,890)
Net book amount	421,453	356,419	7,781	785,653

At 1 July 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)
Net book amount	421,453	369,508	8,679	799,640
Three months ended 30 September 2018
Opening net book amount	421,453	369,508	8,679	799,640
Additions	—	3,020	1,203	4,223
Disposals	—	(1,297)	—	(1,297)
Amortization charge	—	(34,331)	(800)	(35,131)
Closing book amount	421,453	336,900	9,082	767,435
At 30 September 2018
Cost	421,453	773,346	11,582	1,206,381
Accumulated amortization	—	(436,446)	(2,500)	(438,946)
Net book amount	421,453	336,900	9,082	767,435

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

16                          Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2019 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 September 2019 was £2,042,000 and £876,000 respectively (30 September 2018: £1,443,000 and £39,000 respectively).

17                          Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
US deferred tax assets	(55,514)	(58,415)	(61,386)
UK deferred tax liabilities	30,466	31,865	29,673
Net deferred tax asset	(25,048)	(26,550)	(31,713)

The movements in the net deferred tax asset are as follows:

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
At the beginning of the period	(26,550)	(34,198)	(34,198)
Expensed to income statement (note 10)	351	8,112	1,341
Expensed/(credited) to other comprehensive income (note 10)	1,151	(634)	1,144
Expense relating to share-based payments(1)	—	170	—
At the end of the period	(25,048)	(26,550)	(31,713)

(1) Expense relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date — see interim consolidated statement of changes in equity above.

18                          Inventories

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Finished goods	2,664	2,130	2,666

The cost of inventories recognized as an expense and included in operating expenses for the three months ended 30 September 2019 amounted to £2,822,000 (year ended 30 June 2019: £8,664,000; three months ended 30 September 2018: £2,497,000).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

19                          Trade receivables

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Trade receivables	87,651	46,694	57,597
Less: provision for impairment of trade receivables	(9,686)	(12,954)	(14,258)
Net trade receivables	77,965	33,740	43,339
Less: non-current portion
Trade receivables	41,905	9,889	10,146
Non-current trade receivables	41,905	9,889	10,146
Current trade receivables	36,060	23,851	33,193

Net trade receivables include transfer fees receivable from other football clubs of £63,676,000 (30 June 2019: £18,270,000; 30 September 2018: £26,998,000) of which £41,905,000 (30 June 2019: £9,889,000; 30 September 2018: £10,146,000) is receivable after more than one year. Net trade receivables also include £9,391,000 (30 June 2019: £12,725,000; 30 September 2018: £10,420,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as at 30 September 2019 was £81,268,000 (30 June 2019: £34,259,000; 30 September 2018: £44,519,000) before discounting of cash flows.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

20                          Derivative financial instruments

	30 September 2019		30 June 2019		30 September 2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	—	(3,760)	—	(2,298)	5,388	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	324	—	245	—	706	—
Forward foreign exchange contracts	17	—	97	—	—	—
	341	(3,760)	342	(2,298)	6,094	—
Less non-current portion:
Used for hedging:
Interest rate swaps	—	(3,760)	—	(2,298)	5,388	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	44	—	30	—	188	—
Non-current derivative financial instruments	44	(3,760)	30	(2,298)	5,576	—
Current derivative financial instruments	297	—	312	—	518	—

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•                  Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•                  Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•                  Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in level 2.

21                          Cash and cash equivalents

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Cash at bank and in hand	140,307	307,637	247,505

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

22                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2018	164,526	53
Employee share-based compensation awards — issue of shares	—	—
At 30 September 2018	164,526	53
Employee share-based compensation awards — issue of shares	45	—
At 30 June 2019	164,571	53
Employee share-based compensation awards — issue of shares	2	—
At 30 September 2019	164,573	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2019, the Company’s issued share capital comprised 40,572,687 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

23                          Trade and other payables

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Trade payables	111,726	196,644	141,068
Other payables	2,888	4,689	4,967
Accrued expenses	65,302	94,381	60,401
Social security and other taxes	23,571	13,855	24,052
	203,487	309,569	230,488
Less: non-current portion
Trade payables	30,420	77,438	43,367
Other payables	1,626	1,745	2,093
Non-current trade and other payables	32,046	79,183	45,460
Current trade and other payables	171,441	230,386	185,028

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £106,003,000 (30 June 2019: £187,544,000; 30 September 2018: £129,814,000) of which £30,420,000 (30 June 2019: £77,438,000; 30 September 2018: £43,367,000) is due after more than one year. Of the amount due after more than one year, £14,284,000 (30 June 2019: £59,889,000; 30 September 2018: £31,572,000) is expected to be paid between 1 and 2 years, and the balance of £16,136,000 (30 June 2019: £17,549,000; 30 September 2018: £11,795,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 30 September 2019 was £114,355,000 (30 June 2019: £199,922,000; 30 September 2018: £144,552,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

24                          Borrowings

	30 September 2019 £’000	30 June 2019 £’000	30 September 2018 £’000
Senior secured notes	342,005	330,757	322,084
Secured term loan facility	180,432	175,022	170,354
Accrued interest on senior secured notes	2,363	5,453	2,264
	524,800	511,232	494,702
Less: non-current portion
Senior secured notes	342,005	330,757	322,084
Secured term loan facility	180,432	175,022	170,354
Non-current borrowings	522,437	505,779	492,438
Current borrowings	2,363	5,453	2,264

The senior secured notes of £342,005,000 (30 June 2019: £330,757,000; 30 September 2018: £322,084,000) is stated net of unamortized issue costs amounting to £3,327,000 (30 June 2019: £3,414,000; 30 September 2018: £3,686,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2019: $425,000,000; 30 September 2018: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £180,432,000 (30 June 2019: £175,022,000; 30 September 2018: £170,354,000) is stated net of unamortized issue costs amounting to £2,392,000 (30 June 2019: £1,894,000; 30 September 2018: £2,113,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2019: $225,000,000; 30 September 2018: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

24                        Borrowings (continued)

The Group also has an undrawn committed revolving borrowing facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 4 April 2025 (although it may be possible for any incremental facilities to terminate after such date). Draw-downs would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2019 or 2018.

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2019 and 2018 reporting period.

25                        Cash (used in)/generated from operations

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit before income tax	2,529	8,748
Adjustments for:
Depreciation	3,642	2,809
Amortization	32,187	35,131
Profit on disposal of intangible assets	(12,017)	(22,428)
Net finance costs	8,438	5,126
Non-cash employee benefit expense - equity-settled share-based payments	138	210
Foreign exchange (gains)/losses on operating activities	(373)	277
Reclassified from hedging reserve	2,854	1,308
Changes in working capital:
Inventories	(534)	(1,250)
Prepayments	(2,352)	(1,794)
Contract assets — accrued revenue	(401)	(7,835)
Trade receivables	2,344	79,277
Other receivables	(14,081)	(52)
Contract liabilities — deferred revenue	10,131	42,198
Trade and other payables	(37,111)	(18,369)
Cash (used in)/generated from operations	(4,606)	123,356

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

26                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £482,000 per annum and this amount will increase by 5% per annum from September 2020. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 30 September 2019, the present value of the Group’s outstanding contributions (i.e. its future liability) is £2,093,000. This amounts to £467,000 (30 June 2019: £459,000; 30 September 2018: £440,000) due within one year and £1,626,000 (30 June 2019: £1,745,000; 30 September 2018: £2,093,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

27                         Financial risk management

27.1               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2019, as filed with the Securities and Exchange Commission on 24 September 2019, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

27.2               Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2019 to May 2024. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	30 September 2019 $’000	30 June 2019 $’000	30 September 2018 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(95,200)	(308,838)	(228,000)
Net USD debt	554,800	341,162	422,000
Hedged future USD revenues	(202,889)	(211,153)	(330,530)
Unhedged USD borrowings	351,911	130,009	91,470
Closing exchange rate	1.2307	1.2718	1.3046

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

27                         Financial risk management (continued)

27.2               Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between October 2019 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	30 September 2019	30 June 2019	30 September 2018
Principal value of loan outstanding ($’000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 30 September 2019 the fair value of the above interest rate swaps was a liability of £3,760,000 (30 June 2019: liability of £2,298,000; 30 September 2018: asset of £5,388,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

28                        Contingent liabilities and contingent assets

28.1              Contingent liabilities

The Group had contingent liabilities at 30 September 2019 in respect of:

(i)                          Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £57,778,000 (30 June 2019: £74,321,000; 30 September 2018: £66,998,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2018: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2018: no material impact). As of 30 September 2019, the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	22,690	5,610	28,300
International appearances	11,472	—	11,472
Other	17,713	293	18,006
	51,875	5,903	57,778

(ii)                      Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

28.2              Contingent assets

(i)                          Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2019, the amount of such receipt considered to be probable was £711,000 (30 June 2019: £707,000; 30 September 2018: £3,077,000).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                         Commitments

29.1               Capital commitments

At 30 September 2019, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,791,000 (30 June 2019: £3,794,000; 30 September 2018: £3,100,000) and to other intangible assets amounting to £nil (30 June 2019: £nil; 30 September 2018: £nil). These amounts are not recognized as liabilities.

29.2               Non-cancellable operating leases

The Group leases various offices and equipment under non-cancellable operating lease agreements.

From 1 July 2019, the Group has recognized right-of-use assets for these leases, except for short term and low value leases. See note 3 and note 14 for further information.

The Group also leases out its investment property.

30                         Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.44% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

31                         Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2019:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland, and RAML USA LLC which is incorporated in the United States.